[BIOVAIL LOGO]

June 21, 2006

Mr. Oscar M. Young, Jr.
Senior Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Biovail Corporation File No. 000-22358

Dear Mr. Young:

Biovail Corporation ("we", "us" or "our") has prepared this letter to confirm our discussions with you during our teleconference on June 1, 2006.

Zovirax Supply Price Reduction

As previously communicated to the staff, the Zovirax Supply Price Reduction was subject to reimbursement by us to GlaxoSmithKline plc ["GSK"] if Wellbutrin XL did not receive final approval by the Food and Drug Administration ["FDA"], and GSK terminated the development agreement for this product. In addition to this, we wish to clarify for the staff that a condition existed that established December 31, 2003 as the date by which final FDA approval for Wellbutrin XL had to be received.

During the period from October 1, 2002 until June 24, 2003 (the date of receipt of an Approvable Letter from the FDA for Wellbutrin XL), we did not consider the receipt of final FDA approval by December 31, 2003 to be probable, as there were a number of risks associated with our New Drug Application ["NDA"]. These risks included, among others, that the FDA would request additional clinical data to support our NDA filing. Such a request would have delayed the receipt of final FDA approval beyond December 31, 2003, due to the time needed to complete a clinical program. We also considered it probable that GSK would terminate the development program for Wellbutrin XL if final FDA approval were not received by December 31, 2003. Beyond that date, there was a risk that generic competition to GSK's existing twice-daily Wellbutrin SR product would be introduced prior to the approval and launch of Wellbutrin XL, which would have had a negative impact on the commercial viability of Wellbutrin XL for GSK.

Based on the foregoing factors, we believe, under paragraph 8 of FAS 5, Accounting for Contingencies, that a liability existed for the Supply Price Reduction prior to the date of the Approvable Letter. Further, we believe that the accounting under paragraph 8 of FAS 5 would not have been dissimilar to the accounting we applied under EITF 02-16, Accounting by a Customer (Including a Reseller) for Certain Cash Consideration Received from a Vendor.

Biovail Corporation 7150 Mississauga Road Mississauga, Ontario L5N 8M5	T 905.286.3000 F 905.286.3050

Please direct any additional questions or comments to me at (908) 927-1799.

Sincerely,

/s/ Charles A. Rowland, Jr. Charles A. Rowland, Jr. Senior Vice President and Chief Financial Officer

Cc: Cynthia Orr, Ernst & Young LLP

Biovail Corporation 7150 Mississauga Road Mississauga, Ontario L5N 8M5	T 905.286.3000 F 905.286.3050